Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Intelligent Living Application Group Inc.	Cayman Islands
Intelligent Living Application Group Limited	British Virgin Islands
Kambo Locksets Limited	Hong Kong
Kambo Hardware Limited	Hong Kong
Bamberg (HK) Limited	Hong Kong
Hing Fat Industrial Limited	Hong Kong
Dongguan Xingfa Hardware Products Co. Ltd.	PRC